

March 30, 2011

Mr. Fred L. Hite, Chief Financial Officer
Symmetry Medical Inc.
3724 North State Road 15
Warsaw, Indiana 46582

> **Re: Symmetry Medical Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed March 8, 2011**
> **File No. 1-32374**

Dear Mr. Hite:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2011

Critical Accounting Policies and Estimates. Page 36

Impairment of Long-Lived Assets, including Intangible Assets, page 36

1. We note the carrying amount of goodwill in relation to the total assets and equity on your balance sheet. Please tell us whether any of your reporting units are at risk of failing the first step of your impairment test due to its fair value not being substantially in excess of carrying value. If you have concluded that no reporting units are at risk of failing the first step of your impairment test, please provide such disclosure in future filings. Please

refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm

2.   For any reporting units you determine are at risk for failing step one of the goodwill impairment test that have material amounts of goodwill, please provide the following disclosure in future filings:

- Percentage by which the fair value of the reporting unit exceeds the carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Descriptions of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible; and
- Descriptions of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

3.   Alternatively, for any reporting units with material goodwill that are at risk for failing step one, but for which you determine that a material charge is unlikely under step two, please clearly describe the supporting rationale in future filings.

4.   For any reporting units that are at risk for failing step one of the goodwill impairment test, but do not have a material amount of goodwill, please provide disclosure of this assertion in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief